

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, 2010

Via U.S. Mail and Facsimile

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, IN 47546

> **Re: German American Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 001-15877**

Dear Mr. Schroeder:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney